UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 24, 2017 09:00 AM (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul, Korea

3. Agenda

1. Approval of financial statements for the 33rd fiscal year(2016)

2. Amendment to the Articles of Incorporation

3. Approval of the appointment of directors as set forth in Item 3 of the Company’s agenda enclosed herewith

3.1 Election of an executive Director(Park, Jung Ho)

3.2 Election of an non-executive director(Cho, Dae Sik)

3.2 Election of an independent non-executive director(Lee, Jae Hoon)

3.3 Election of an independent non-executive director(Ahn, Jae Hyeon)

3.4 Election of an independent non-executive director(Ahn, Jung Ho)

4. Approval of the appointment of members of the Audit Committee as set forth in Item 4 of the Company’s agenda enclosed herewith

4.1 Election of a member of Audit Committee(Lee, Jae Hoon)

4.2 Election of a member of Audit Committee (Ahn, Jae Hyeon)

5. Approval of ceiling amount of the remuneration for directors

6. Stock Option Grant

4. Date of the resolution by the Board of Directors	February 23, 2017

• Attendance of external directors	Present	4
	Absent	0

5. Other Noteworthy Matters		-

Documents relating to the Annual Meeting of Shareholders

1.	Approval of Financial Statements for the 33rd Fiscal Year(2016)

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015

Assets
Current Assets:
Cash and cash equivalents	32,33	~~W~~	1,505,242	768,922
Short-term financial instruments	5,32,33,34,35		468,768	691,090
Short-term investment securities	8,32,33		107,364	92,262
Accounts receivable - trade, net	6,32,33,34		2,240,926	2,344,867
Short-term loans, net	6,32,33,34		58,979	53,895
Accounts receivable - other, net	6,32,33,34,35		1,121,444	673,739
Prepaid expenses			169,173	151,978
Inventories, net	7		259,846	273,556
Advanced payments and other	6,8,32,33,34		64,886	109,933

Total Current Assets			5,996,628	5,160,242

Non-Current Assets:
Long-term financial instruments	5,32,33,35		937	10,623
Long-term investment securities	8,32,33		828,521	1,207,226
Investments in associates and joint ventures	10		7,404,323	6,896,293
Property and equipment, net	11,34,35		10,374,212	10,371,256
Investment property, net	12		—	15,071
Goodwill	13		1,932,452	1,908,590
Intangible assets, net	14		3,776,354	2,304,784
Long-term loans, net	6,32,33,34		65,476	62,454
Long-term accounts receivable - other	6,32,33,35		149,669	2,420
Long-term prepaid expenses			88,130	76,034
Guarantee deposits	6,32,33,34		298,964	297,281
Long-term derivative financial assets	20,32,33		214,770	166,399
Defined benefit assets	19		30,247	—
Deferred tax assets	29		75,111	17,257
Other non-current assets	6,32,33		61,869	85,457

Total Non-Current Assets			25,301,035	23,421,145

Total Assets		~~W~~	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015

Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	15,32,33	~~W~~	2,614	260,000
Current installments of long-term debt, net	15,32,33		888,467	703,087
Current installments of finance lease liabilities	32,33		—	26
Current installments of long-term payables – other	16,32,33		301,773	120,185
Accounts payable - trade	32,33,34		402,445	279,782
Accounts payable - other	32,33,34		1,767,799	1,323,434
Withholdings	32,33,34		964,084	865,327
Accrued expenses	32,33		1,125,816	920,739
Income tax payable	29		474,931	381,794
Unearned revenue			188,403	224,233
Provisions	17		66,227	40,988
Receipts in advance			174,588	136,844
Derivative financial liabilities	20,32,33		86,950	—
Other current liabilities			2	54

Total Current Liabilities			6,444,099	5,256,493

Non-Current Liabilities:
Debentures, excluding current installments, net	15,32,33		6,338,930	6,439,147
Long-term borrowings, excluding current installments, net	15,32,33		139,716	121,553
Long-term payables - other	16,32,33		1,624,590	581,697
Long-term unearned revenue			2,389	2,842
Defined benefit liabilities	19		70,739	98,856
Long-term derivative financial liabilities	20,32,33		203	89,296
Long-term provisions	17		31,690	29,217
Deferred tax liabilities	29		479,765	538,114
Other non-current liabilities	32,33		49,112	50,076

Total Non-Current Liabilities			8,737,134	7,950,798

Total Liabilities			15,181,233	13,207,291

Shareholders’ Equity
Share capital	1,21		44,639	44,639
Capital surplus and others	21,22,23		199,779	189,510
Retained earnings	24		15,953,164	15,007,627
Reserves	25		(226,183)	9,303

Equity attributable to owners of the Parent Company			15,971,399	15,251,079
Non-controlling interests			145,031	123,017

Total Shareholders’ Equity			16,116,430	15,374,096

Total Liabilities and Shareholders’ Equity		~~W~~	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2016 and 2015

(In millions of won except for per share data)	Note	2016		2015

Operating revenue:	4,34
Revenue		~~W~~	17,091,816	17,136,734

Operating expenses:	34
Labor	19		1,869,763	1,893,745
Commissions			5,376,726	5,206,951
Depreciation and amortization	4		2,941,886	2,845,295
Network interconnection			954,267	957,605
Leased line			394,412	389,819
Advertising			438,453	405,005
Rent			517,305	493,586
Cost of products that have been resold			1,838,368	1,955,861
Others	26		1,224,892	1,280,861

			15,556,072	15,428,728

Operating income	4		1,535,744	1,708,006

Finance income	4,28		575,050	103,900
Finance costs	4,28		(326,830)	(350,100)
Gain relating to investments in subsidiaries, associates and joint ventures, net	4,10		544,501	786,140
Other non-operating income	4,27		66,303	30,910
Other non-operating expenses	4,27		(298,629)	(243,491)

Profit before income tax	4		2,096,139	2,035,365

Income tax expense	29		436,038	519,480

Profit for the year			1,660,101	1,515,885

Attributable to :
Owners of the Parent Company		~~W~~	1,675,967	1,518,604
Non-controlling interests			(15,866)	(2,719)

Earnings per share	30
Basic and diluted earnings per share (in won)		~~W~~	23,497	20,988

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015

Profit for the year		~~W~~	1,660,101	1,515,885

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	19		(7,524)	(14,489)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25,28		(223,981)	(3,661)
Net change in other comprehensive income of investments in associates and joint ventures	10,25		(9,939)	(5,709)
Net change in unrealized fair value of derivatives	20,25,28		(13,218)	(1,271)
Foreign currency translation differences for foreign operations	25		7,331	26,965

Other comprehensive income (loss) for the year, net of taxes			(247,331)	1,835

Total comprehensive income		~~W~~	1,412,770	1,517,720

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	1,432,982	1,522,280
Non-controlling interests			(20,212)	(4,560)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance at January 1, 2015	~~W~~	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Total comprehensive income:
Profit (loss) for the year		—	—	1,518,604	—	1,518,604	(2,719)	1,515,885
Other comprehensive income (loss)		—	—	(13,402)	17,078	3,676	(1,841)	1,835

		—	—	1,505,202	17,078	1,522,280	(4,560)	1,517,720

Transactions with owners:
Cash dividends		—	—	(668,494)	—	(668,494)	(143)	(668,637)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Acquisition of treasury shares		—	(490,192)	—	—	(490,192)	—	(490,192)
Disposal of treasury shares		—	425,744	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(24,040)	(832)	(3,286)	(28,158)	(608,585)	(636,743)

		—	(88,488)	(686,166)	(3,286)	(777,940)	(613,954)	(1,391,894)

Balance at December 31, 2015	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096

Balance at January 1, 2016	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit (loss) for the year		—	—	1,675,967	—	1,675,967	(15,866)	1,660,101
Other comprehensive loss		—	—	(7,499)	(235,486)	(242,985)	(4,346)	(247,331)

		—	—	1,668,468	(235,486)	1,432,982	(20,212)	1,412,770

Transactions with owners:
Cash dividends		—	—	(706,091)	—	(706,091)	(300)	(706,392)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in ownership in subsidiaries		—	10,269	—	—	10,269	42,526	52,795

		—	10,269	(722,931)	—	(712,662)	42,226	(670,436)

Balance at December 31, 2016	~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	1,660,101	1,515,885
Adjustments for income and expenses	36		3,039,561	3,250,143
Changes in assets and liabilities related to operating activities	36		13,764	(685,734)

Sub-total			4,713,426	4,080,294
Interest received			44,602	43,400
Dividends received			98,267	62,973
Interest paid			(245,236)	(275,796)
Income tax paid			(367,891)	(132,742)

Net cash provided by operating activities			4,243,168	3,778,129

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			222,322	—
Decrease in short-term investment securities, net			—	105,158
Collection of short-term loans			238,980	398,308
Decrease in long-term financial instruments			28	7,424
Proceeds from disposals of long-term investment securities			555,519	149,310
Proceeds from disposals of investments in associates and joint ventures			66,852	185,094
Proceeds from disposals of property and equipment			22,549	36,586
Proceeds from disposals of intangible assets			16,532	3,769
Proceeds from disposals of assets held for sale			—	1,009
Collection of long-term loans			1,960	2,132
Decrease in deposits			14,894	14,635
Proceeds from disposals of other non-current assets			728	607
Proceeds from disposals of subsidiaries			—	155
Increase in cash due to acquisition of a subsidiary			—	10,355
Receipt of government grants			300	—

Sub-total			1,140,664	914,542
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(385,612)
Increase in short-term investment securities, net			(6,334)	—
Increase in short-term loans			(239,303)	(370,378)
Increase in long-term loans			(32,287)	(16,701)
Increase in long-term financial instruments			(342)	(10,008)
Acquisitions of long-term investment securities			(30,949)	(312,261)
Acquisitions of investments in associates and joint ventures			(130,388)	(65,080)
Acquisitions of property and equipment			(2,490,455)	(2,478,778)
Acquisitions of intangible assets			(635,387)	(127,948)
Increase in deposits			(12,943)	(12,536)
Increase in other non-current assets			(763)	(2,542)
Acquisitions of business, net of cash acquired			(4,498)	(13,197)
Acquisitions of subsidiaries			(19,223)	—

Sub-total			(3,602,872)	(3,795,041)

Net cash used in investing activities		~~W~~	(2,462,208)	(2,880,499)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	776,727	1,375,031
Proceeds from long-term borrowings			49,000	—
Cash inflows from settlement of derivatives			251	175
Cash inflows from transactions with non-controlling interests			35,646	—

Sub-total			861,624	1,375,206
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(257,386)	(106,600)
Repayments of long-term accounts payable-other			(122,723)	(191,436)
Repayments of debentures			(770,000)	(620,000)
Repayments of long-term borrowings			(33,387)	(21,924)
Cash outflows from settlement of derivatives			—	(655)
Payments of finance lease liabilities			(26)	(3,206)
Payments of dividends			(706,091)	(668,494)
Payments of interest on hybrid bonds			(16,840)	(16,840)
Acquisitions of treasury shares			—	(490,192)
Cash outflows due to transactions with non-controlling interests			—	(220,442)

Sub-total			(1,906,453)	(2,339,789)

Net cash used in financing activities			(1,044,829)	(964,583)

Net increase (decrease) in cash and cash equivalents			736,131	(66,953)
Cash and cash equivalents at beginning of the year			768,922	834,429
Effects of exchange rate changes on cash and cash equivalents			189	1,446

Cash and cash equivalents at end of the year		~~W~~	1,505,242	768,922

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2016, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,159,704	8.87
Institutional investors and other minority stockholders	43,086,004	53.36
Treasury shares	10,136,551	12.55

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2016 and 2015 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.(*2)	Korea	Telecommunication and MVNO service	85.9	83.5
	SK Communications Co., Ltd.(*3)	Korea	Internet website services	64.5	64.5
	SK Broadband Co., Ltd.(*4)	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*5)	Korea	Telecommunication service	98.1	100.0
	IRIVER LIMITED (*6)	Korea	Manufacturing digital audio players and other portable media devices.	48.9	49.0
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
	Atlas Investment	Cayman	Investment association	100.0	100.0
	Entrix Co., Ltd.	Korea	Cloud streaming services	100.0	100.0
	SK techx Co., Ltd.(*7)	Korea	System software development and supply	100.0	—
	One Store Co., Ltd.(*7)	Korea	Telecommunication services	65.5	—

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
Subsidiaries owned by SK Planet Co., Ltd.	M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	Commerce Planet Co., Ltd.(*7)	Korea	Online shopping mall operation agency	—	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.(*8)	USA	Investment	100.0	95.2
	shopkick, Inc.	USA	Mileage-based online transaction app development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.(*7)	India	Electronic commerce platform service	99.0	—
	11street (Thailand) Co., Ltd.(*7)	Thailand	Electronic commerce	100.0	—
	Hello Nature Ltd.(*7)	Korea	Retailing of agro-fisheries and livestock	100.0	—
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver America Inc.(*7)	USA	Marketing and sales in North America	—	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
	groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
Subsidiaries owned by SK Telink Co., Ltd.	Neosnetworks Co., Ltd.(*2)	Korea	Guarding of facilities	100.0	83.9
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
	Fitech Focus Limited Partnership II(*7)	Korea	Investment association	—	66.7
	Open Innovation Fund(*7)	Korea	Investment association	—	98.9
Others(*9)	Stonebridge Cinema Fund	Korea	Investment association	55.2	55.2
	SK Telecom Innovation Fund, L.P. (formerly, Technology Innovation Partners, L.P.)(*10)	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman	Investment	100.0	100.0

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company
(*2)	During the year ended December 31, 2016, the Parent Company acquired 219,967 shares of SK Telink Co., Ltd., a subsidiary of the Parent Company, in return for the transfer of Parent Company’s owned shares of Neosnetworks Co., Ltd., a subsidiary of the Parent Company, to SK Telink Co., Ltd., as contribution in kind.

In addition, SK Telink Co., Ltd. exercised call options to purchase the entire shares of Neosnetworks Co., Ltd. held by non-controlling interests during the year ended December 31, 2016 and Neosnetworks Co., Ltd. became the wholly owned subsidiary of SK Telink Co., Ltd.

(*3)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire the shares of SK Communications Co., Ltd. held by all of the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash.

On November 24, 2016, the extraordinary meeting of shareholders of the SK Communications Co., Ltd. approved the sale of shares and its voluntary delisting of SK Communication Co., Ltd.’s ordinary shares from KOSDAQ market of Korea Exchange.

(*4)	On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ~~W~~500,000 million. The agreement stated government’s approval as prerequisite.

On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, approved the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite.

After the announcement of disapproval of proposed takeover of CJ Hello Vision by the Fair Trade Commission (FTC) on July 18, 2016, the Parent Company announced the revocation of share purchase agreement to CJ O Shopping while SK Broadband withdrew from merger agreement with CJ Hello Vision on July 25, 2016 as execution of the share purchase agreement with CJ O Shopping and merger agreement between SK Broadband and CJ Hello Vision became objectively impossible.

(*5)	The ownership interest changed due to the shares issued to employee stock ownership association by SK Planet Co., Ltd. during the year ended December 31, 2016.
(*6)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

(*7)	Changes in subsidiaries are explained in Note 1-(4).
(*8)	During the year ended December 31, 2016, the Group acquired all of the non-controlling interests in shopkick Management Company, Inc.
(*9)	Others are owned together by SK techx Co., Ltd. and three other subsidiaries of the Parent Company.
(*10)	Changed its name to SK Telecom Innovation Fund, L.P. during the year ended December 31, 2016.

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)
	As of December 31, 2016				2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	440,726	122,741	317,985	406,930	61,966
M&Service Co., Ltd.		112,768	61,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,419)
SK Broadband Co., Ltd.		3,518,907	2,371,842	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,761	3,971
Network O&S Co., Ltd.		69,834	35,858	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,330	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		213,390	52,563	160,827	193,396	28,859
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

The above financial information is a summary of separate financial information of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*1)	The condensed separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	Consolidated financial information. The condensed consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won)
	As of December 31, 2016				2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
SERVICEACE Co., Ltd.		65,424	34,240	31,184	206,338	2,778
SERVICE TOP Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
IRIVER LIMITED(*)		60,434	12,377	48,057	55,637	635
SKP America LLC.		380,141	—	380,141	—	791
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

The above financial information is a summary of separate financial information of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*)	The condensed consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
SK techx Co., Ltd.	Established by spin-off from SK Planet Co., Ltd., a subsidiary of the Parent Company.
One Store Co., Ltd.	Established by spin-off from SK Planet Co., Ltd.
Planet11 E-commerce Solutions India Pvt. Ltd.	Acquired by SK Planet Co., Ltd.
11street (Thailand) Co., Ltd.	Established by SK Planet Co., Ltd.
Hello Nature Ltd.	Acquired by SK Planet Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
Commerce Planet Co., Ltd.	Merged into SK Planet Co., Ltd.
Fitech Focus Limited Partnership II	Liquidated during the year ended December 31, 2016.
Open Innovation Fund	Liquidated during the year ended December 31, 2016.
iriver America Inc.	Liquidated during the year ended December 31, 2016.

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2016 and 2015 are as follows. There were no dividends paid during the years ended December 31, 2016 and 2015 by these subsidiaries.

(In millions of won)
	SK Communications Co., Ltd.	One Store Co., Ltd.
Ownership of non-controlling interests (%)	35.46	34.46

	As of December 31, 2016

Current assets	~~W~~	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016

Revenue	~~W~~	58,154	106,809
Loss for the year		20,419	22,161
Total comprehensive loss		20,849	22,402
Loss attributable to non-controlling interests		7,240	6,772

Net cash used in operating activities	~~W~~	(4,891)	(4,447)
Net cash provided by(used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,408
Net increase(decrease) in cash and cash equivalents		(1,266)	26,165

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2016 and 2015 are as follows. There were no dividends paid during the years ended December 31, 2016 and 2015 by these subsidiaries., Continued

(In millions of won)
SK Communications Co., Ltd.
Ownership of non-controlling interests (%)	35.46

	December 31, 2015

Current assets	~~W~~	95,662
Non-current assets		56,834
Current liabilities		(33,306)
Non-current liabilities		(1,708)
Net assets		117,482
Carrying amount of non-controlling interests		41,659

	2015

Revenue	~~W~~	80,147
Loss for the year		14,826
Total comprehensive loss		16,698
Loss attributable to non-controlling interests		5,254

Net cash used in operating activities	~~W~~	(2,706)
Net cash provided by investing activities		8,723
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		6,017

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2017, which will be submitted for approval at the shareholders’ meeting to be held on March 24, 2017.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments measured at fair value

•	financial instruments at fair value through profit or loss measured at fair value

•	available-for-sale financial assets measured at fair value; and

•	liabilities(assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presentation, Continued

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 3 for the following areas: revenue, consolidation: whether the Group has de facto control over an investee, and classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 33.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(i)	Business combination, Continued

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

(ii)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Company. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of the asset.

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

3.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses aref measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

3.	Significant Accounting Policies, Continued

(8)	Property and equipment, continued

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)

Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

3.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)

Frequency usage rights	5 ~ 13.1
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

3.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired.

3.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

3.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities, Continued

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

3.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)	Transactions in foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies, Continued

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

3.	Significant Accounting Policies, Continued

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic local and long-distance call charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

3.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(iv)	Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset and wireless telecommunication services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

3.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(ii)	Deferred tax, Continued

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2016 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing these financial statements.

(1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except for the following:

•	exemption allowing the Group not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes; and

•	Prospective application of new hedge accounting except for those specified in K-IFRS 1109 for retrospective application such as accounting for the time value of options and the forward element of forward contracts.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

To ensure smooth implementation of K-IFRS No.1109, the Group needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and stabilize the accounting system and related controls. The actual impact of adopting K-IFRS No. 1109 on the Group’s financial statements in 2018 cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Group has not yet revised its accounting process and internal controls related to reporting financial instruments and will perform the assessment of the financial impact of adoption of K-IFRS No. 1109 on its financial statements in the future. However, the general impacts of accounting changes on the financial statements that will arise from K-IFRS No. 1109 are as follows:

i)	Classification and measurement of financial assets

Classification of for financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flow. This contains three principal classification categories for financial assets as described below. This classification categories include financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). In the case of derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model assessment	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)

Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value (*1)	FVTPL-measured at fair value (*2)

Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	To eliminate or significantly reduce the accounting mismatch, the Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*2)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option.

(26)	Standards issued but not yet effective, Continued

(1)	K-IFRS 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Group. As of December 31, 2016, the Group’s financial assets consist of ~~W~~5,937,507 million of loans and receivables, ~~W~~935,885 million of available-for-sale financial assets, and ~~W~~7,368 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Group to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ~~W~~5,937,507 million of loans and receivables measured at amortized cost.

A financial asset is measured at fair value through other comprehensive income under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ~~W~~6,755 million of available-for-sale financial assets.

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2016, the Group has ~~W~~929,130 million of available-for-sale equity instruments; and unrealized valuation gain from available-for-sale equity instruments amounting to ~~W~~347,722 million is recycled from OCI to profit or loss.

All other financial assets are measured at FVTPL. As of December 31, 2016, the Group has ~~W~~7,359 million of debt instrument designated as FVTPL using the fair value option.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI creates or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of K-IFRS 1109 might result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability is presented in OCI.

As of December 31, 2016, the Group has financial liabilities designated as FVTPL using fair value option amounting to ~~W~~59,600 million out of the total financial liability amount of ~~W~~9,918,433 million. Changes in fair value on financial liabilities designated as FVTPL using fair value option amounting to ~~W~~4,108 million has recognized as loss during the year ended December 31, 2016.

(26)	Standards issued but not yet effective, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Group should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of possible credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are designed to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Group may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Group may choose to recognize loss allowances at an amount equal to lifetime expected credit losses.
(*2)	The Group may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

K-IFRS No. 1109 allows the Group to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2016, the Group has ~~W~~5,937,507 million of debt instrument financial assets measured at amortized cost and ~~W~~369,332 million as loss allowances for these assets.

(26)	Standards issued but not yet effective, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

iv)	Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Group’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Group may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2016, the Group has recognized the total amount of ~~W~~2,782,026 million as hedged liabilities that applies hedge accounting and changes in fair value of cash flow hedge has been recognized in OCI in the amount of ~~W~~125,393 million.

When initially applying K-IFRS No. 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109.

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRIC No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRIC No. 2113, Customer Loyalty Programmes, K-IFRIC No. 2115, Agreements for the Construction of Real Estate, and K-IFRIC No. 2118, Transfers of Assets from Customers. The Group plans to apply K-IFRS No. 1115 initially on January 1, 2018. In accordance with the requirements in K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, the Group is considering the adoption of K-IFRS No. 1115 in its financial statements for the year ending December 31, 2018 using the retrospective approach.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

As of December 31, 2016, the Group has not yet updated its accounting process and internal controls related to revenue recognition.

(26)	Standards issued but not yet effective, Continued

(2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

The Group plans to assess the financial impact on its financial statements resulting from the adoption of K-IFRS No. 1115 by December 31, 2017 and disclose the result in its financial statements for the year ending December 31, 2017. The impact of accounting changes on its financial statements that may arise from the adoption of K-IFRS No. 1115 is expected to include the following:

i)	Identification of the separate performance obligations in the contract

The Group provides wireless telecommunications services and most of the Group’s revenues are generated from these services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under K-IFRS No. 1105 may be different from those under K-IFRS No. 1018 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

ii)	Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Group should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Group plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

iii)	Incremental costs to acquire a contract

The Group has exclusive contracts with its sales agents to sell the Group’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents take a significant portion of the Group’s operating expenses. Part of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed currently.

Under K-IFRS 1115, incremental costs to acquire a contract and certain costs to fulfill a contract are capitalized and amortized over the period the goods and services are delivered. However, as a practical expedient, the Group plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered less than one year.

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2016 and 2015

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015

Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	874,350	431,666
Short-term financial instruments	4,28,29		95,000	121,500
Short-term investment securities	6,28,29		97,340	92,262
Accounts receivable - trade, net	5,28,29,30		1,594,504	1,528,751
Short-term loans, net	5,28,29,30		54,143	47,741
Accounts receivable - other, net	5,28,29,30,33		772,570	264,741
Prepaid expenses			107,989	92,220
Inventories, net			32,479	45,991
Advanced payments and other	5,28,29		32,740	88,657

Total Current Assets			3,661,115	2,713,529

Non-Current Assets:
Long-term financial instruments	4,28,29		102	10,062
Long-term investment securities	6,28,29		560,966	726,505
Investments in subsidiaries, associates and joint ventures	7		8,726,538	8,810,548
Property and equipment, net	8,30		7,298,539	7,442,280
Goodwill	9		1,306,236	1,306,236
Intangible assets, net	10		3,275,663	1,766,069
Long-term loans, net	5,28,29,30		11,160	35,080
Long-term accounts receivable - other	5,28,29,30,33		147,139	—
Long-term prepaid expenses			27,918	29,802
Guarantee deposits	5,28,29,30		173,287	166,656
Long-term derivative financial assets	15,28,29		176,465	139,923
Deferred tax assets	25		58,410	—
Defined benefit assets	14		24,787	—
Other non-current assets			249	250

Total Non-Current Assets			21,787,459	20,433,411

Total Assets		~~W~~	25,448,574	23,146,940

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015

Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	11,28,29	~~W~~	—	230,000
Current installments of long-term debt, net	11,28,29		628,868	592,637
Current installments of long-term payables - other	12,28,29		301,773	120,185
Accounts payable – other	28,29,30		1,546,252	927,170
Withholdings	28,29		642,582	607,690
Accrued expenses	28,29		663,918	540,770
Income tax payable	25		461,999	375,189
Unearned revenue			1,360	10,014
Derivative financial liabilities	15,28,29		86,950	—
Provisions	13		59,027	37,551
Receipts in advance			71,431	50,100

Total Current Liabilities			4,464,160	3,491,306

Non-Current Liabilities:
Debentures, excluding current installments, net	11,28,29		4,991,067	5,033,495
Long-term borrowings, excluding current installments, net	11,28,29		61,416	72,554
Long-term payables - other	12,28,29		1,602,943	550,964
Long-term unearned revenue			2,389	2,768
Defined benefit liabilities	14		—	4,006
Long-term derivative financial liabilities	15,28,29		—	89,296
Long-term provisions	13		21,493	20,055
Deferred tax liabilities	25		—	56,274
Other non-current liabilities	28,29		48,152	46,762

Total Non-Current Liabilities			6,727,460	5,876,174

Total Liabilities			11,191,620	9,367,480

Shareholders’ Equity
Share capital	1,16		44,639	44,639
Capital surplus and others	16,17,18		371,481	369,446
Retained earnings	19,20		13,902,627	13,418,603
Reserves	21		(61,793)	(53,228)

Total Shareholders’ Equity			14,256,954	13,779,460

Total Liabilities and Shareholders’ Equity		~~W~~	25,448,574	23,146,940

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2016 and 2015

(In millions of won except for per share data)	Note	2016		2015

Operating revenue:	30
Revenue		~~W~~	12,350,479	12,556,979

Operating expenses:	30
Labor			634,754	694,666
Commissions			4,716,555	5,102,723
Depreciation and amortization			2,242,546	2,155,531
Network interconnection			687,048	720,879
Leased line			347,741	358,031
Advertising			174,186	175,776
Rent			424,929	403,317
Cost of products that have been resold			502,770	462,256
Others	22		837,778	825,024

			10,568,307	10,898,203

Operating income			1,782,172	1,658,776

Finance income	24		323,563	246,394
Finance costs	24		(261,393)	(314,191)
Other non-operating income	23		54,288	15,277
Other non-operating expenses	23		(200,771)	(132,993)
Loss on investments in associates and joint ventures, net	7		(135,077)	(3,819)

Profit before income tax			1,562,782	1,469,444

Income tax expense	25		345,508	362,683

Profit for the year		~~W~~	1,217,274	1,106,761

Earnings per share	26
Basic and diluted earnings per share (in won)		~~W~~	17,001	15,233

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015

Profit for the year		~~W~~	1,217,274	1,106,761

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	14		(10,319)	386
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	21		5,385	(121,528)
Net change in unrealized fair value of derivatives	15,21		(13,950)	1,402

Other comprehensive loss for the year, net of taxes			(18,884)	(119,740)

Total comprehensive income		~~W~~	1,198,390	987,021

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)
	Share capital		Capital surplus and others						Retained earnings	Reserves	Total equity
			Paid-in surplus	Treasury share	Loss on disposal of treasury share	Hybrid bonds	Other	Sub-total
Balance at January 1, 2015	~~W~~	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	433,894	12,996,790	66,898	13,542,221
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,106,761	—	1,106,761
Other comprehensive income (loss)		—	—	—	—	—	—	—	386	(120,126)	(119,740)

		—	—	—	—	—	—	—	1,107,147	(120,126)	987,021

Transactions with owners:
Cash dividends		—	—	—	—	—	—	—	(668,494)	—	(668,494)
Acquisition of Treasury shares		—	—	(490,192)	—	—	—	(490,192)	—	—	(490,192)
Disposal of Treasury shares		—	—	369,249	18,087	—	38,408	425,744	—	—	425,744
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	(120,943)	18,087	—	38,408	(64,448)	(685,334)	—	(749,782)

Balance at December 31, 2015	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	369,446	13,418,603	(53,228)	13,779,460

Balance at January 1, 2016	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	369,446	13,418,603	(53,228)	13,779,460
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,217,274	—	1,217,274
Other comprehensive loss		—	—	—	—	—	—	—	(10,319)	(8,565)	(18,884)

		—	—	—	—	—	—	—	1,206,955	(8,565)	1,198,390

Transactions with owners:

Cash dividends		—	—	—	—	—	—	—	(706,091)	—	(706,091)
Business combination under common control		—	—	—	—	—	2,035	2,035	—	—	2,035
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	—	—	—	2,035	2,035	(722,931)	—	(720,896)

Balance at December 31, 2016	~~W~~	44,639	2,915,887	(2,260,626)	—	398,518	(682,298)	371,481	13,902,627	(61,793)	14,256,954

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	1,217,274	1,106,761
Adjustments for income and expenses	32		2,931,278	2,811,718
Changes in assets and liabilities related to operating activities	32		(143,263)	(699,106)

Sub-total			4,005,289	3,219,373
Interest received			23,014	18,786
Dividends received			113,955	59,462
Interest paid			(199,332)	(221,309)
Income tax paid			(367,354)	(129,183)

Net cash provided by operating activities			3,575,572	2,947,129

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	105,158
Decrease in short-term financial instruments, net			36,500	21,500
Collection of short-term loans			232,745	387,922
Decrease in long-term financial instruments			—	7
Proceeds from disposals of long-term investment securities			336,669	22,106
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			1,063	185,557
Increase in cash due to business combination			360	—
Proceeds from disposals of property and equipment			14,539	23,372
Proceeds from disposals of intangible assets			7,689	343

Sub-total			629,565	745,965
Cash outflows for investing activities:
Increase in short-term investment securities, net			(6,335)	—
Increase in short-term loans			(237,197)	(364,687)
Increase in long-term financial instruments			(40)	(10,000)
Acquisitions of long-term investment securities			(19,501)	(296,254)
Acquisitions of investments in subsidiaries, associates and joint ventures			(87,088)	(306,382)
Acquisitions of property and equipment			(1,674,027)	(1,752,804)
Acquisitions of intangible assets			(580,219)	(77,830)
Increase in other non-current assets, net			—	(190)

Sub-total			(2,604,407)	(2,808,147)

Net cash used in investing activities		~~W~~	(1,974,842)	(2,062,182)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(In millions of won)	2016		2015

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	~~W~~	—	30,000
Proceeds from issuance of debentures		607,474	897,029
Cash inflows from settlement of derivatives		251	175

Sub-total		607,725	927,204
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(230,000)	—
Repayments of long-term borrowings		(12,814)	(12,814)
Repayments of long-term accounts payable - other		(120,718)	(190,134)
Repayments of debentures		(680,000)	(250,000)
Payments of cash dividends		(706,091)	(668,494)
Payments of interest on hybrid bonds		(16,840)	(16,840)
Acquisitions of treasury shares		—	(490,192)
Cash outflows from settlement of derivatives		—	(150)

Sub-total		(1,766,463)	(1,628,624)

Net cash used in financing activities		(1,158,738)	(701,420)

Net increase in cash and cash equivalents		441,992	183,527
Cash and cash equivalents at beginning of the year		431,666	248,311
Effects of exchange rate changes on cash and cash equivalents		692	(172)

Cash and cash equivalents at end of the year	~~W~~	874,350	431,666

See accompanying notes to the separate financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65 Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2016, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,159,704	8.87
Institutional investors and other minority stockholders	43,086,004	53.36
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2017, which will be submitted for approval at the shareholders’ meeting to be held on March 24, 2017.

2.	Basis of Presentation, Continued

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities(assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in Note 3 for the following areas: revenue and classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 29.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments and such disclosures are not separately disclosed on these separate financial statements.

3.	Significant Accounting Policies, Continued

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Company. The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(4)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(5)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

3.	Significant Accounting Policies, Continued

(6)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

3.	Significant Accounting Policies, Continued

(6)	Non-derivative financial assets, Continued

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

3.	Significant Accounting Policies, Continued

(7)	Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

3.	Significant Accounting Policies, Continued

(8)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Company can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

3.	Significant Accounting Policies, Continued

(8)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(9)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

3.	Significant Accounting Policies, Continued

(9)	Property and equipment, Continued

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)

Buildings and structures	15, 30
Machinery	3 ~ 6
Other property and equipment	4 ~10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(10)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

3.	Significant Accounting Policies, Continued

(11)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)

Frequency usage rights	5 ~ 13.1
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(13)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.	Significant Accounting Policies, Continued

(14)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

3.	Significant Accounting Policies, Continued

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.	Significant Accounting Policies, Continued

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by applying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

3.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(v)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

3.	Significant Accounting Policies, Continued

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(21)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

3.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are redeemed and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

3.	Significant Accounting Policies, Continued

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

(i)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

3.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(ii)	Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2016 and earlier application is permitted; however, the Company has not early adopted the following new standards in preparing these financial statements.

(1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except for the following:

•	exemption allowing the Company not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes; and

•	Prospective application of new hedge accounting except for those specified in K-IFRS 1109 for retrospective application such as accounting for the time value of options and the forward element of forward contracts.

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

(1)	K-IFRS 1109, Financial Instruments, Continued

To ensure smooth implementation of K-IFRS No.1109, the Company needs to assess the financial impact of adoptiing K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and stabilize the accounting system and related controls. The actual impact of adopting K-IFRS No. 1109 on the Company’s financial statements in 2018 cannot be reliably estimated because it will be dependent on the financial instruments that the Company holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Company has not yet revised its accounting process and internal controls related to reporting financial instruments and will perform the assessment of the financial impact of adoption of K-IFRS No. 1109 on its financial statements in the future. However, the general impacts of accounting changes on the financial statements that will arise from K-IFRS No. 1109 are as follows:

i)	Classification and measurement of financial assets

Classification of for financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flow. This contains three principal classification categories for financial assets as described below. This classification categories include financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). In the case of derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Contractual cash flow characteristics
Business model assessment	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)	FVTPL-measured at fair value (*2)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value (*1)
Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	To eliminate or significantly reduce the accounting mismatch, the Company may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*2)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option.

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Company. As of December 31, 2016, the Company’s financial assets consist of ~~W~~3,722,715 million of loans and receivables, ~~W~~650,947 million of available-for-sale financial assets, and ~~W~~14,727 million of financial assets at fair value through profit or loss.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

(1)	K-IFRS 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Company to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Company has ~~W~~3,722,715 million of loans and receivables measured at amortized cost.

A financial asset is measured at fair value through other comprehensive income under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Company has ~~W~~2,930 million of available-for-sale financial assets.

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss.

All other financial assets are measured at FVTPL. As of December 31, 2016, the Company has ~~W~~7,359 million of debt instrument designated as FVTPL using the fair value option.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI creates or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of K-IFRS 1109 might result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability is presented in OCI.

As of December 31, 2016, the Company has financial liabilities designated as FVTPL using fair value option amounting to ~~W~~59,600 million out of the total financial liability amount of ~~W~~9,918,433 million. Changes in fair value on financial liabilities designated as FVTPL using fair value option amounting to ~~W~~4,108 million has recognized as loss during the year ended December 31, 2016.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Company should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are designed to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Company may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Company may choose to recognize loss allowances at an amount equal to lifetime expected credit losses.
(*2)	The Company may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

K-IFRS No. 1109 allows the Company to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2016, the Company has ~~W~~3,722,715 million of debt instrument financial assets measured at amortized cost and ~~W~~218,827 million as loss allowances for these assets.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

iv)	Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Company’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Company may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2016, the Company has recognized the total amount of ~~W~~2,372,464 million as hedged liabilities that applies hedge accounting and changes in fair value of cash flow hedge has been recognized in OCI in the amount of ~~W~~119,732 million.

When initially applying K-IFRS No. 1109, the Company may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109.

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRIC No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRIC No. 2113, Customer Loyalty Programmes, K-IFRIC No. 2115, Agreements for the Construction of Real Estate, and K-IFRIC No. 2118, Transfers of Assets from Customers. The Company plans to apply K-IFRS No. 1115 initially on January 1, 2018. In accordance with the requirements in K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, the Company is considering the adoption of K-IFRS No. 1115 in its financial statements for the year ending December 31, 2018 using the retrospective approach.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

As of December 31, 2016, the Company has not yet updated its accounting process and internal controls related to revenue recognition.

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

(2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

The Company plans to assess the financial impact on its financial statements resulting from the adoption of K-IFRS No. 1115 by December 31, 2017 and disclose the result in its financial statements for the year ending December 31, 2017. The impact of accounting changes on its financial statements that may arise from the adoption of K-IFRS No. 1115 is expected to include the following:

i)	Identification of the separate performance obligations in the contract

The Company provides wireless telecommunications services and most of the Company’s revenues are generated from these services. K-IFRS No. 1115 requires the Company to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under K-IFRS No. 1105 may be different from those under K-IFRS No. 1018 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

ii)	Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Company should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Company plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

iii)	Incremental costs to acquire a contract

The Company has exclusive contracts with its sales agents to sell the Company’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents take a significant portion of the Company’s operating expenses. Part of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed currently.

Under K-IFRS 1115, incremental costs to acquire a contract and certain costs to fulfill a contract are capitalized and amortized over the period the goods and services are delivered. However, as a practical expedient, the Company plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered less than one year.

Disclaimer:

The consolidated and separate financial statements included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements as of and for the years ended December 31, 2015 and 2016 and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K.

2.	Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

The Company will survive in the rapidly changing world and continue to improve and develop to endure long-term benefits for its shareholders. For this purpose, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

[Corporate View]

The Company will keep its stability and growth to continue to prosper and develop, through which the Company will create its value for its customers, members and shareholders, play a key role in the social and economic development and contribute to the happiness of human being.

[Social Values]

The Company will continue to satisfy its customers, obtain trust from them and ultimately develop together with the customers. The Company will arrange environments to allow its members to voluntarily and enthusiastically engage in its activities and the members will contribute to the corporate development while they work for the Company. The Company will heighten its values to create values for its shareholders and for this purpose, the Company will secure transparency and effectiveness in its management practices. The Company will contribute to the society through social and cultural activities as well as to the economic development and will do its best to manage the Company in compliance with the social norms and

The Company will survive in the rapidly changing world and continue to improve and develop to endure long-term benefits for its shareholders. For this purpose, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

The Company will keep its stability and growth to continue to prosper and develop, through which the Company will create its value for its customers, members and shareholders, play a key role in the social and economic development and contribute to the happiness of human being.

The Company will continue to satisfy its customers, obtain trust from them and ultimately develop together with the customers.

The Company will ensure that its members develop with a sense of achievement in their work and the members will contribute to the corporate development while they work for the Company.

The Company will continue to increase its value so as to continuously create value for its shareholders.

The Company will grow along with the community through the creation of social values in addition to facilitating economic prosperity.

The Company will make an effort to find a balance between the happiness of stakeholders and consider this in both the present and the future to remain sustainable over the long-term (amended on March 24, 2017).

Amended with focus on the happiness of stakeholders while succeeding the existing management philosophy of SKMS(SK Management System)

Article 10-3. Stock Option

(4) The number of officers and employees to be granted with Stock Option shall not exceed 50% of the total number of officers and employees. The Stock Option that can be granted to each person shall not exceed 1/5000 of total issued and outstanding shares (amended on March 17, 2000).

Article 10-3. Stock Option

(4) The number of officers and employees to be granted with Stock Option shall not exceed 50% of the total number of officers and employees. The Stock Option that can be granted to each person shall not exceed 1/100 of total issued and outstanding shares (amended on March 24, 2017).

Intended to change the upper limit of Stock Option to be granted to an officer or employee

<Newly established>	Addendum No. 26 (as of March 24, 2017) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 24, 2017.	-

3.	Approval of the Appointment of Directors

(1)	Candidate for Executive Director(Park, Jung Ho)

Name	Term	Profile		Remarks
Park, Jung Ho	3 years	☐	Education	New Appointment
		•	B.A., Korea University(Business Administration) (‘88)
		•	M.B.A., George Washington University
		☐	Career
		•	President, SK Telecom Co., Ltd.(’17 ~ Present)
		•	CEO(C&C), SK Holdings Co., Ltd. (‘15~ ‘16)
		•	Head of Corporate Development Office, SK C&C Co., Ltd.(‘13~’14)
		•	Head of Business Development Office, SK Telecom Co., Ltd (’12)

(2)	Candidate for Non-Executive Director(Cho, Dae Sik)

Name	Term	Profile		Remarks
Cho, Dae Sik	3 years	☐	Education	Current Director
		•	B.A. In Sociology, Korea University
		•	M.B.A. Clark University
		☐	Career
		•	Chairman, SK SUPEX Council(‘17~Present)
		•	CEO, SK Holdings Co., Ltd. (’13 ~ Present)
		•	CFO, Head of Finance Division and Risk Mgmt. & Corporate Auditing Office, SK Holdings(’12)

(3)	Candidate for an Independent Non-Executive Director(Lee, Jae Hoon)

Name	Term	Profile		Remarks
Lee, Jae Hoon	3 years	☐	Education	Current Director
		•	Bachelor in Economics, Seoul National University(’78)
		•	MS in Applied Economics, University of Michigan at Ann Arbor(’87)
		•	Ph.D. in Public Administration, Sungkyunkwan University(’02)
		☐	Career
		•	Assistant Minister, Ministry of Commerce, Industry and Energy(’07)
		•	Vice Minister, Ministry of Commerce, Industry and Energy(‘07~’08)
		•	Vice Minister, Ministry of Knowledge Economy (‘08~’09)
		•	President, Korea Polytechnic University(‘14~Present)

(4)	Candidate for an Independent Non-Executive Director(Ahn, Jae Hyeon)

Name	Term	Profile		Remarks
Ahn, Jae Hyeon	3 years	☐	Education	Current Director
		•	Bachelor of Science in Industrial Engineering, Seoul National University(‘78)
		•	Master of Science in Industrial Engineering, Seoul National University(’87)
		•	Ph.D. in Decision Analysis, Stanford University(’02)
		☐	Career
		•	Senior Technical Staff Member, AT&T Bell Labs(‘93~’98)
		•	President, Korea Media Management Association(’11)
		•	Dean, College of Information and Media Management, KAIST(‘11~’13)
		•	Vice President, College of Business, KAIST(‘13~’15)
		•	Professor, Advanced Innovative Management Program, KAIST(‘15~Present)

(5)	Candidate for an Independent Non-Executive Director(Ahn, Jung Ho)

Name	Term	Profile		Remarks
Ahn, Jung Ho	3 years	☐	Education	New Appointment
		•	Bachelor in Electrical Engineering, Seoul National University(’00)
		•	Bachelor in Electrical Engineering, Stanford University(’02)
		•	Ph.D. in Electrical Engineering, Stanford University(’07)
		☐	Career
		•	Senior Research Scientist, Exascale Computing Lab, HP Labs(‘07~’09)
		•	Visiting Scholar, Google Inc.(’16)
		•	Assistant Professor, Graduate School of Convergence Science and Technology, Seoul National University (’09 ~ ‘13)
		•	Associate Professor, Graduate School of Convergence Science and Technology, Seoul National University (’13 ~ Present)

4.	Approval of the Election of Members of the Audit Committee

(1)	Candidate for an Audit Committee Member(Lee, Jae Hoon)

Name	Term	Profile		Remarks
Lee, Jae Hoon	3 years	☐	Education	Current Director
		•	Bachelor in Economics, Seoul National University(’78)
		•	MS in Applied Economics, University of Michigan at Ann Arbor(’87)
		•	Ph.D. in Public Administration, Sungkyunkwan University(’02)
		☐	Career
		•	Assistant Minister, Ministry of Commerce, Industry and Energy(’07)
		•	Vice Minister, Ministry of Commerce, Industry and Energy(‘07~’08)
		•	Vice Minister, Ministry of Knowledge Economy (‘08~’09)
		•	President, Korea Polytechnic University(‘14~Present)

(2)	Candidate for an Audit Committee Member(Ahn, Jae Hyeon)

Name	Term	Profile		Remarks
Ahn, Jae Hyeon	3 years	☐	Education	Current Director
		•	Bachelor of Science in Industrial Engineering, Seoul National University(‘78)
		•	Master of Science in Industrial Engineering, Seoul National University(’87)
		•	Ph.D. in Decision Analysis, Stanford University(’02)
		☐	Career
		•	Senior Technical Staff Member, AT&T Bell Labs(‘93~’98)
		•	President, Korea Media Management Association(’11)
		•	Dean, College of Information and Media Management, KAIST(‘11~’13)
		•	Vice President, College of Business, KAIST(‘13~’15)
		•	Professor, Advanced Innovative Management Program, KAIST(‘15~Present)

5.	Approval of Ceiling Amount of the Remuneration of Directors

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

	Fiscal year 2016	Fiscal year 2017

Number of directors (Number of independent non-executive directors)	6 persons (4 persons)	6 persons (4 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

6.	Stock Option Grant

In order to align the interests of the management and stakeholders in increasing the value of the company, the company will grant stock options as part of the management remuneration package

•	Structure

•	Recipient : Park, Jung Ho

•	Share Type : Common Share (treasury shares)

•	Grant Date : March 24, 2017

•	Number of Shares : 66,504 shares

•	Exercise Price : To be recalculated from the actual price1) on the grant date

1)	Arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week

		22,168 shares	22,168 shares	22,168 shares
Exercise Period	Starts	March 25, 2019	March 25, 2020	March 25, 2021
	Ends	March 24, 2022	March 24, 2023	March 24, 2024

Exercise Price		Exercise price	Exercise price x 1.08	Exercise price x (1.08)[2]

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Lee, Sunghyung
(Signature)
Name:	Lee, Sunghyung
Title:	Senior Vice President

Date: February 27, 2017